Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore Provides Corporate Update

     Signs Patent Licensing Agreement; Schedules Q2 Results

     TORONTO, Aug. 6 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has signed a patent licensing agreement with NCR Corporation.
     The agreement continues Northcore's prior licensing relationship with NCR to February 2015. The new agreement extends and expands Northcore's access to a portfolio of NCR's e-Commerce related patents. NCR continues to have access to patents owned by Northcore from their prior agreement providing Northcore with access to NCR's e-Commerce related patents.
     "This agreement enhances a long-standing arrangement we have enjoyed with
NCR, and cements our relationship with one of the leading stewards of technological intellectual property," said Duncan Copeland, CEO of Northcore.
     Northcore also announced today that it is scheduled to release its financial results for the second quarter ended June 30, 2009 on Wednesday,
August 12, 2009 following the close of the markets. The Company will hold a conference call at 10:00 a.m. (Eastern) on Thursday, August 13, 2009 to discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the
Internet on the Company's website at www.northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>

     Northcore Technologies provides a Working Capital Engine that helps organizations source, manage and sell their capital equipment. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:00e 06-AUG-09